FORM 5

QUARTERLY LISTING STATEMENT

Name of Listed Issuer: IM Cannabis Corp (the "Issuer").

Trading Symbol: IMCC

This Quarterly Listing Statement must be posted on or before the day on which the Issuer's unaudited interim financial statements are to be filed under the Securities Act, or, if  no interim statements are required to be filed for the quarter, within 60 days of the end of the Issuer's first, second and third fiscal quarters.  This statement is not intended to replace the Issuer's obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by the Exchange Policies.  If material information became known and was reported during the preceding quarter to which this statement relates, management is encouraged to also make reference in this statement to the material information, the news release date and the posting date on the Exchange website.

General Instructions

(a) Prepare this Quarterly Listing Statement using the format set out below.  The sequence of questions must not be altered nor should questions be omitted or left unanswered.  The answers to the following items must be in narrative form.  When the answer to any item is negative or not applicable to the Issuer, state it in a sentence.  The title to each item must precede the answer.

(b) The term "Issuer" includes the Listed Issuer and any of its subsidiaries.

(c) Terms used and not defined in this form are defined or interpreted in Policy 1 - Interpretation and General Provisions.

There are three schedules which must be attached to this report as follows:

SCHEDULE A:  FINANCIAL STATEMENTS

Financial statements are required as follows:

For the first, second and third financial quarters interim financial statements prepared in accordance with the requirements under Ontario securities law must be attached.

If the Issuer is exempt from filing certain interim financial statements, give the date of the exempting order.

FORM 5 – QUARTERLY LISTING STATEMENT January 2015 Page 1

Refer to the Issuer's condensed interim consolidated financial statements for the period ended March 31, 2021 filed on SEDAR and posted on the Issuer's profile on the CSE website.

SCHEDULE B:  SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. Related party transactions

Provide disclosure of all transactions with a Related Person, including those previously disclosed on Form 10. Include in the disclosure the following information about the transactions with Related Persons:

(a) A description of the relationship between the transacting parties.  Be as precise as possible in this description of the relationship.  Terms such as affiliate, associate or related company without further clarifying details are not sufficient.

(b) A description of the transaction(s), including those for which no amount has been recorded.

(c) The recorded amount of the transactions classified by financial statement category.

(d) The amounts due to or from Related Persons and the terms and conditions relating thereto.

(e) Contractual obligations with Related Persons, separate from other contractual obligations.

(f) Contingencies involving Related Persons, separate from other contingencies.

During the first quarter of 2021, I.M.C. Holdings Ltd. ("IMC Holdings") loaned €3,500,000 to Adjupharm GmbH ("Adjupharm"), to be repaid within 2 years according to the loan agreement dated April 26, 2019 signed between the two parties. Both IMC Holdings and Adjupharm are Related Persons of the Issuer, each by virtue of being a Related Entity.

FORM 5 – QUARTERLY LISTING STATEMENT January 2015 Page 2

2. Summary of securities issued and options granted during the period.

Provide the following information for the period beginning on the date of the last Listing Statement (Form 2A):

(a) summary of securities issued during the period,

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Date of Issue	Type of Security (common shares, convertible debentures, etc.)	Type of Issue (private placement, public offering, exercise of warrants, etc.)	Number(1)	Price(1)	Total Proceeds	Type of Consideration (cash, property, etc.)	Describe relationship of Person with Issuer (indicate if Related Person)	Commission Paid
January 2021	Common Shares	Exercise of options	832,750	0.40	$333,100	Cash	N/A	Nil
January 2021	Common Shares	Exercise of broker compensation options	134,924	1.05	$141,670	Cash	N/A	Nil
January 2021	Warrants	Exercise of broker compensation options	67,462	1.30	N/A	N/A	N/A	Nil
January 2021	Common Shares	Exercise of options	100 ,000	0.40	$40 ,000	Cash	N/A	Nil
January 2021	Common Shares	Exercise of options	25,000	1.00	$25,000	Cash	N/A	Nil
January 2021	Common Shares	Exercise of options	89,655	1.05	$94,138	Cashless	N/A	Nil
February 2021	Common Shares	Exercise of warrants	129,815	1.30	$168,760	Cash	N/A	Nil
February 2021	Common Shares	Exercise of warrants	190,476	1.30	$247,619	Cash	N/A	Nil
February 2021	Common Shares	Exercise of broker compensation options	15,677	4.20	$65,843	Cash	N/A	Nil
February 2021	Warrants	Exercise of broker compensation options	7,838	5.20	N/A	N/A	N/A	Nil
February 2021	Common Shares	Exercise of warrants	7,838	5.20	$40,758	Cash	N/A	Nil
February 2021	Common Shares	Exercise of warrants	39,523	5.20	$205,520	Cash	N/A	Nil
March 2021	Common Shares	Exercise of options	31,415	4.20	$131,943	Cashless	N/A	Nil
March 2021	Common Shares	Exercise of warrants	22,913	5.20	$119,148	Cash	N/A	Nil
March 2021	Common Shares	Exercise of warrants	6,305	5.20	$32,786	Cash	N/A	Nil

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March 2021	Common Shares	Exercise of warrants	2,151	5.20	$11,185	Cash	N/A	Nil
March 2021	Common Shares	Exercise of options	24,915	4.00	$99,660	Cashless	N/A	Nil
March 2021	Common Shares	Consideration for acquisition	10,205,817	9.80	N/A	N/A	N/A	Nil

(1) On February 12, 2021, the Issuer effected a consolidation of its Common Shares on the basis of one (1) post-consolidation Common Share for every four (4) pre-consolidation Common Shares (the "Consolidation"). All figures dated before February 12, 2021 are reported on a pre-Consolidation basis and all figures dated after February 12, 2021 are reported on a post-Consolidation basis.

(b) summary of options granted during the period,

Date	Number(1)	Name of Optionee if Related Person and relationship	Generic description of other Optionees	Exercise Price(1)	Expiry Date	Market Price on date of Grant
February 8, 2021	22,000	N/A	Employees	2.50	February 8, 2026	$2.43
February 28, 2021	180,000	N/A	Directors	10.00	February 28, 2026	$10.00
March 18, 2021	700,000	N/A	Employees	10.02	March 18, 2026	$10.02

(1) All figures dated before February 12, 2021 are reported on a pre-Consolidation basis and all figures dated after February 12, 2021 are reported on a post-Consolidation basis. Following the Consolidation, all options outstanding prior to February 12, 2021 were consolidated on the basis of four (4) pre-Consolidation options to one (1) post-Consolidation option (a "Post-Consolidation Option"), with respective exercise prices adjusted upwards by a factor of four (4). Each Post-Consolidation Option is exercisable for one Common Share at the adjusted exercise price.

3. Summary of securities as at the end of the reporting period.

Provide the following information in tabular format as at the end of the reporting period:

(a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

The Issuer has authorized an unlimited number of common shares.

(b) number and recorded value for shares issued and outstanding,

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50,498,009 common shares of the Issuer were issued and outstanding as at the end of the reporting period.

(c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

Securities	Number Outstanding	Exercise Price	Expiry Date
Incentive Stock Options	700,000	$10.02	18-Mar-26
	180,000	$10.00	28-Feb-26
	5,500	$10.00	08-Feb-26
	16,250	$8.56	15-Dec-25
	28,750	$7.12	23-Oct-25
	13,750	$5.80	17-Jul-25
	4,000	$4.20	09-Oct-22
	590,000	$4.00	09-Jun-25
	792,475	$1.60	04-Jan-29
	1,030,000	$1.60	11-Sep-29
	50,000	$1.60	03-Feb-29
	62,500	$1.60	07-Apr-29
	2,500	$1.60	13-May-29
	69,164	$1.60	11-Aug-29
	37,500	$1.60	30-Jul-29
TOTAL	3,582,389

Warrants	9,356,500	$1.30

9,289,038 listed warrants expiring October 11, 2021 and 67,462 unlisted warrants expiring August 30, 2022. Following the Consolidation, four warrants are exercisable for one Common Share at an adjusted exercise price of $5.20

FORM 5 – QUARTERLY LISTING STATEMENT January 2015 Page 6

Broker Compensation Options	674,414	$4.20

674,414 broker compensation options expiring August 30, 2022. Following the Consolidation, four broker compensation options are exercisable for one unit at an adjusted exercise price of $4.20, with each unit exercisable into one Common Share and one-half of one warrant, with each whole warrant expiring on August 30, 2022 and exercisable to purchase one Common Share at an exercise price of $5.20

(d) number of shares in each class of shares subject to escrow or pooling agreements or any other restriction on transfer.

3,435,666 Common Shares are subject to lock-up pursuant to certain lock-up agreements effective as of March 18, 2021 in connection with the Issuer's acquisition of Trichome Financial Corp. (the "Lock-up Agreements"). Under the Lock-Up Agreements, Common Shares are released in 16.67% increments on a monthly basis for a period of six months.

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4. List the names of the directors and officers, with an indication of the position(s) held, as at the date this report is signed and filed.

Name	Title
Oren Shuster	Chief Executive Officer and Director
Marc Lustig	Director and Executive Chairman
Brian Schinderle	Director
Haleli Barath	Director
Vivian Bercovici	Director
Shai Shemesh	Chief Financial Officer
Yael Harrosh	Corporate Secretary and General Counsel
Richard Balla	Chief Executive Officer, Adjupharm GmbH
Michael Ruscetta	Chief Executive Officer, Trichome Financial Corp
Karl Grywacheski	Chief Financial Officer, Trichome Financial Corp
Daniel Ian Cohen	VP General Counsel, Trichome Financial Corp
Howard Steinberg	Chief Executive Officer, Trichome JWC Acquisition Corp
Douglas Wilson	Chief Operation Officer, Trichome JWC Acquisition Corp

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Provide Interim MD&A if required by applicable securities legislation.

Refer to the Issuer's management discussion and analysis for the year and three months ended March 31, 2021 filed on SEDAR and posted on the Issuer's profile on the CSE website.

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Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Quarterly Listing Statement.

2. As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 5 Quarterly Listing Statement is true.

Dated: June 9, 2021.
Shai Shemesh
Name of Director or Senior Officer

"Shai Shemesh"
Signature

Chief Financial Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Quarter End March 31, 2021	Date of Report 2021/06/09
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. N/A	Issuer Telephone No. +972 546687515
Contact Name Yael Harrosh	Contact Position General Counsel and Business Manager	Contact Telephone No. +972 546687515
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/

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